FRANKFURT: AORLB8; OTCBB: AMGOF

AMG OIL, THROUGH ITS WHOLLY-OWNED SUBSIDIARY ADIRA ENERGY, ENTERS
INTO LETTER OF INTENT WITH BROWNSTONE VENTURES INC.

Toronto, Ontario, September 14, 2009 / CNW, AMG OIL LTD. (OTCBB: AMGOF; FRANKFURT: AORLB8) (the “Company”) is pleased to announce that it has entered into a Letter of Intent (“LOI”) with Brownstone Ventures Inc. (“Brownstone”), a Canadian-based, TSX Venture Exchange listed, energy investment company that holds direct interests in numerous international oil and gas properties.

Pursuant to the LOI, Brownstone will have the right to earn a 15% participating interest in any existing or future oil and gas blocks acquired by the Company in offshore Israel for a three year period commencing July 15, 2009 (the “Term”) and shall contribute 15% of all costs associated with such projects, in addition to its expertise and industry experience. The LOI also provides that Brownstone and the Company (the “Parties”) will work towards an agreement under which both Parties are entitled to participate in certain new Israeli offshore oil and gas exploration and development blocks the other party may become involved. The terms of the LOI are subject to Israel governmental regulation, including approval from the Israel Petroleum Commissioner.

As announced September 9, 2009, the Company is currently the owner of a petroleum license in offshore Israel (the “Gabriella License”) covering a total license area of 390,000 Dunam (approximately - 390 square kilometers or 97,000 acres). The Gabriella License area is centered approximately 10 km off the Israeli coast and stretches from Netanya in the North to Ashdod in the South (about 40 km). The Gabriella License area is in shallow water with a depth of between 80 and 120 meters, and includes the site of an oil well drilled in the early 1990’s which had production in the 500-800 barrel per day range, before technical problems and funding issues prevented commercial production. The LOI does not apply to the Company’s existing Eitan License in the Hula Valley which is onshore.

The Parties plan to evaluate the Gabriella License as their first joint exploration opportunity with a view to fulfilling the license obligations.

AMG’s Chief Executive Officer, Ilan Diamond stated: “We are very pleased to have Brownstone as our partner as we evaluate the Gabriella License area with a view towards moving the exploration program forward. Brownstone and its principals have extensive experience in the oil and gas industry and bring with them tremendous skill in the specialized area of offshore drilling as well as access to significant capital. We think the Company will benefit from the exciting opportunity in this prospective new frontier of oil and gas exploration in the Mediterranean.”

Sheldon Inwentash, CEO of Brownstone stated: “This new partnership with AMG Oil/Adira Energy, provides us with the long awaited opportunity of entering the oil and gas region offshore Israel to assist in the development of Israel’s oil and gas resources. With the most recent discovery by the Noble/Delek Consortium less than 60 kilometres away from the Gabriella License, the possibility of significant hydrocarbon reserves exist, and together with our partners, Adira Energy, we believe we have the necessary access to financial and technical resources to maximise the opportunity.”

About AMG Oil Ltd.

Through its wholly-owned subsidiary Adira Energy Corp., an Ontario corporation, the Company explores for oil and gas in Israel in areas located on-shore in the Hula Valley and in Israel 10 km offshore between

Netanya and Ashdod. The Company currently holds two petroleum exploration licenses, the Eitan License and the Gabriella License, covering an aggregate total of approximately 129,000 acres.

About Brownstone Ventures Inc.

Brownstone Ventures Inc. is a Canadian-based, energy focused investment company with equity interests and direct interests in oil and gas exploration projects, including working interests in almost 300,000 acres in the Piceance/Uinta Basins of Colorado and Utah; 72,896 acres in the Assam/Arakan Basin, Northeast India; 253,000 acres in Rio Negro, Argentina; interests in several projects in Brazil and a 50% interest in approximately 395,368 acres in the Quebec Lowlands. For additional information, please see Brownstone's website: www.brownstoneventures.com.

For more information contact:

AMG OIL LTD.
Alan Friedman, EVP, Corp. Development
Tel: +1 416 250 1955
Email info@adiraenergy.com

BROWNSTONE VENTURES INC.
Richard Patricio, VP Corporate & Legal Affairs
Phone: +1 416 941 8900
Email: info@brownstoneventures.com

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised in financings may differ materially from those projected in forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.